1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2010

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

Business (Preliminary) Results

* The preliminary results shown in this table may differ from the final results
1. Details
Classification (unit : in million Won, %)		Current Term (second quarter of 2010)	Previous Term (first quarter of 2010)	Changes		Year to Year Comparison (second quarter of 2009)	Changes
Sales Amount	Current Results	3,088,572	3,018,246		2.33	3,067,899	0.67
	Accumulative Results	6,106,818	3,018,246		—	5,944,360	2.73
Operating Income	Current Results	582,062	480,470		21.14	553,400	5.18
	Accumulative Results	1,062,532	480,470		—	1,117,407	-4.91
Ordinary Income	Current Results	493,386	408,953		20.65	404,811	21.88
	Accumulative Results	902,339	408,953		—	828,107	8.96
Current Net Profit	Current Results	363,971	321,755		13.12	311,643	16.79
	Accumulative Results	685,726	321,755		—	628,392	9.12
—		—	—		—	—	—
2. Source of Data		Data Provider		SK Telecom IR Team
		Provided for		Analysts and Institutional Investors
		Date of Provision		July 29, 2010 / 16:00 (KST)
		Related Event(Location)		Conference Call for the quarter ended June 30, 2010 (SK Telecom Headquarter, Conference Room)
3. Contact Information		Supervisor		IRTeam, Tae Jin Park (6100-2400)
		Organizer		IRTeam, Kyung Hwan Chung (6100-1635)
		Organizing Team		—

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By: /s/ Tae Jin Park
Name: Tae Jin Park
Title: Senior Vice President

Date: July 29, 2010

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